UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 1)(1)


                         ACRODYNE COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  00500E-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sinclair Broadcast Group, Inc.
                     c/o David D. Smith, President and CEO
                             10706 Beaver Dam Road
                             Cockeysville, MD 21030
                                 (410) 568-1500

                                with copies to:

                          Roger J. Patterson, Esquire
                           Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                             Washington, D.C. 20037
                                 (202) 663-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No. 00500E-10-4


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SINCLAIR BROADCAST GROUP, INC.
     52-1494660
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     MARYLAND
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,865,542
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,256,376

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    609,166

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,865,542
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     53.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Capitalized terms not otherwise defined in this amendment shall have the meanings given to them in the original filing of this Schedule 13D.

________________________________________________________________________________
Item 1.  Security and Issuer.



________________________________________________________________________________
Item 2.  Identity and Background.

         The principal executive offices of Sinclair Broadcast Group, Inc. are located at 10706 Beaver Dam Road, Cockeysville, Maryland 21030.

         By virtue of a voting arrangement in the Investment Agreement, Sinclair may be deemed to be a member of a group including A. Robert Mancuso with respect to the ownership of securities of Acrodyne. This report is filed on behalf of Sinclair only, and information in this report relating to the ownership of Acrodyne securities by Mr. Mancuso is to the best knowledge of Sinclair.

         (a-c) Following are the names, business addresses and principal occupations of the executive officers and directors of Sinclair.


NAME                       ADDRESS                            PRINCIPAL OCCUPATION
----                       -------                            --------------------

(1) David D. Smith         10706 Beaver Dam Road              President, Chief Executive Officer and
                           Cockeysville, Maryland 21030       Chairman of the Board of Sinclair

(2) Frederick G. Smith     10706 Beaver Dam Road              Vice President and Director of Sinclair
                           Cockeysville, Maryland 21030

(3) J. Duncan Smith        10706 Beaver Dam Road              Vice President, Secretary and Director
                           Cockeysville, Maryland 21030       of Sinclair

(4) David B. Amy           10706 Beaver Dam Road              Executive Vice President of Sinclair
                           Cockeysville, Maryland 21030

(5) Patrick J. Talamantes  10706 Beaver Dam Road              Chief Financial Officer of Sinclair
                           Cockeysville, Maryland 21030

(6) Barry P. Drake         10706 Beaver Dam Road              Chief Executive Officer of Sinclair
                           Cockeysville, Maryland 21030       Communications Inc.

(7) Lawrence E. McCanna    1818 Charles Center South          Partner, Gross, Mendelsohn & Associates,
                           36 S. Charles Street               P.A.
                           Baltimore, Maryland 21202

(8) Basil A. Thomas        100 Light Street, Suite 1100       Of Counsel, Thomas & Libowitz, P.A.
                           Baltimore, Maryland 21202

(9) Robert E. Smith        10706 Beaver Dam Road              Director of Sinclair
                           Cockeysville, Maryland 21030


     (d) None of the persons identified in (1) through (9) on the above table has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors).

     (e) None of the persons identified in (1) through (9) on the above table has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the persons identified in (1) through (9) on the above table is a U.S. citizen.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.



________________________________________________________________________________
Item 4.  Purpose of Transaction.

         Item 4, Paragraph 4, which currently reads as follows:

         "The management structure of Acrodyne has been altered as well. The day-to-day management of the company is conducted by a management committee. The management committee consists of three persons. Sinclair nominates one member, who is also chairman of the committee. Sinclair also nominates a second member, who must also be the chief operating officer of Acrodyne, but Mr. Mancuso must consent to this nominee. Mr. Mancuso nominates the third member, who must also be the chief executive officer of Acrodyne."

is hereby deleted in its entirety and replaced with the following:

         Since A. Robert Mancuso's resignation as President and CEO of Acrodyne in July 2000, Nat S. Ostroff, Vice President for New Technology at Sinclair Broadcast Group and Chairman of the Board of Directors of Acrodyne, has assumed Mr. Mancuso's positions and duties as interim President and CEO. The management committee that has been designated to conduct the day-to-day management of the company currently consists of Mr. Ostroff, Andrew Whiteside and Mark Polovick.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a) Sinclair, through (A) its direct ownership of 2,418,333 shares of common stock of the Issuer, (B) its right to purchase 1,258,333 shares of common stock of the Issuer pursuant to the Investor Warrant, (C) its right to acquire 579,710 shares of common stock of the Issuer pursuant to that certain Debenture Agreement dated March 2000 between Sinclair and Issuer; and (D) its voting agreement with Mr. Mancuso, is deemed to be the beneficial owner of 4,865,542 shares of common stock, representing approximately 53.7% of the issued and outstanding common stock of the Issuer, of which 371,666 shares are shares Sinclair believes are held by Mr. Mancuso and 237,500 shares are shares Sinclair believes are obtainable upon exercise of options held by Mr. Mancuso.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.



________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.



________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SINCLAIR BROADCAST GROUP, INC.



                                                  September 20, 2000
                                        ----------------------------------------
                                                         (Date)


                                              /s/ Patrick J. Talamantes
                                        ----------------------------------------
                                                       (Signature)


                                                 Patrick J. Talamantes
                                                Chief Financial Officer
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).